EXHIBIT 21.1

Subsidiaries of Jazz Pharmaceuticals, Inc.

Name	State/Jurisdiction of Incorporation

Jazz Pharmaceuticals Commercial Corp	New York
Orphan Medical, LLC	Delaware
JPI Commercial, LLC	Delaware